February 19, 2020

Maurice Zauderer, Ph.D.
President and Chief Executive Officer
Vaccinex, Inc.
1895 Mount Hope Avenue
Rochester, NY 14620

       Re: Vaccinex, Inc.
           Registration Statement on Form S-3
           Filed February 13, 2020
           File No. 333-236416

Dear Dr. Zauderer:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Christine Westbrook at 202-551-5019 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    William Intner, Esq.